FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2008

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

•

Lund Gold Ltd. – News Release dated February 4, 2008,

•

Lund Gold Ltd. – BC Form 53-901F, Material Change Report,

•

Lund Gold Ltd. – Interim Consolidated Financial Statements for the Period ended December 31, 2007, SEDAR filed on February 27, 2008,

•

Lund Gold Ltd. – News Release dated February 28, 2008.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

April 1, 2008

By:

“Chet Idziszek”

 Chet Idziszek

Its:        President

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

April 1, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Peter McArthur

L U N D GOLD LTD.

February 4, 2008

LUND GOLD LTD. ANNOUNCES OPTION AGREEMENT

WITH NORONT RESOURCES LTD. TO ACQUIRE 50%

OF 13 CLAIM BLOCKS IN “RING OF FIRE”

Lund Gold Ltd. (TSX-V:  LGD) (“Lund”) and Noront Resources Ltd. (TSX-V:  NOT) (“Noront”) are pleased to announce that they have entered into an option agreement pursuant to which Lund has been granted the option to acquire a 50% legal and beneficial interest in 13 claim blocks covering a total of 169 units in the ‘Ring of Fire’, McFauld’s Lake, Ontario, near Noront’s nickel copper discovery.

In order to acquire its interest in the property, Lund is required to:

1.

Issue to Noront an aggregate of 400,000 common shares of Lund, on both parties receiving all required approvals, including any TSX Venture Exchange approval and Board of Directors approval of the Option Agreement;

2.

Incur aggregate exploration expenditures on the property of $3,500,000 over a three year period (of which $1,000,000 is firm for the first year);

3.

Make total cash payments to Noront totaling $400,000 within two years of receiving the above noted approvals of the Option Agreement (of which $200,000 must be paid in the first year, and any portion of the aggregate of $400,000 may be satisfied at the option of Noront, by the issuance to Noront of up to 1,600,000 common shares of Lund at a deemed price of $0.25 per share).

The transaction remains subject to required approvals on both sides including the approval of the TSX Venture Exchange and Lund’s Board of Directors.

Upon Lund’s earning its 50% interest in the property, Lund and Noront shall form a joint management committee to further develop the property as a joint venture with Noront continuing to act as the operator.

To find out more about Lund Gold Ltd. (TSX-V:  LGD), visit our website at www.lundgold.com.

On Behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND

ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

February 7, 2008

Item 3.

Press Release

February 4, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces agreement with Noront Resources Ltd.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 7th  day of February, 2008.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND GOLD LTD.

Interim Consolidated Financial Statements

Six Months Ended December 31, 2007

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended December 31, 2007.

LUND GOLD LTD.

(An exploration stage company)

Consolidated Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	December 31, 2007	June 30, 2007

ASSETS

Current
Cash and cash equivalents	$ 2,482,755	$ 3,067,761
Receivables	51,835	25,733
Prepaid expenses and deposits	3,857	9,044
	2,538,447	3,102,538

Mineral property (Note 5)	1,681,073	1,038,920
Equipment	13,403	8,680
Restricted cash	16,338	16,338

	$ 4,249,261	$ 4,166,476

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 286,899	$ 30,296

Shareholders’ equity
Capital stock (Note 6)
Authorized
200,000,000 common shares without par value
Issued and outstanding
38,410,663 (June 30, 2007 – 38,410,663) common shares	14,771,952	14,770,344
Contributed surplus (Note 6)	1,098,556	1,098,556
Deficit	(11,908,146)	(11,732,720)

	3,962,362	4,136,180

	$ 4,249,261	$4,166,476

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended December 31

(expressed in Canadian dollars – unaudited, prepared by management)

	Three Months Ended December 31 2007	Three Months Ended December 31 2006	Six Months Ended December 31 2007	Six Months Ended December 31 2006

EXPENSES
Amortization	$ 1,459	$ 730	$ 2,919	$ 1,459
Accounting and audit	20,250	6,900	26,742	6,900
Legal	2,420	17,596	3,383	23,273
Office and general	15,508	10,531	29,303	22,540
Rent	10,368	9,774	20,735	19,548
Salaries and benefits	52,330	34,194	96,549	68,338
Shareholder information	427	1,698	2,695	1,698
Transfer agent and filing fees	10,871	13,606	12,001	16,260
Travel and public relations	16,408	1,052	27,956	1,115
	(130,041)	(96,081)	(222,283)	(161,131)

OTHER INCOME (EXPENSE)
Interest income	22,688	7,897	55,860	16,401
Foreign exchange gain (loss)	(953)	349	(9,003)	352
	21,735	8,246	46,857	16,753

Loss and comprehensive loss for the period (Note 4)	(108,306)	(87,835)	(175,426)	(144,378)

Deficit – Beginning of period	(11,799,840)	(11,011,028)	(11,732,720)	(10,954,485)

Deficit – End of period	$ (11,908,146)	$ (11,098,863)	$ (11,908,146)	$ (11,098,863)

Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

Weighted average number of shares outstanding	38,410,663	24,791,118	38,410,663	24,791,118

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended December 31

(expressed in Canadian dollars – unaudited)

	Three Months Ended December 31 2007	Three Months Ended December 31 2006	Six Months Ended December 31 2007	Six Months Ended December 31 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (108,306)	$ (87,835)	$ (175,426)	$ (144,378)
Items not involving cash
Amortization	1,459	730	2,919	1,459
Change in non-cash working capital items
Prepaid expenses and deposits	-	-	1,595	-
Receivables	13,509	171	(26,102)	365
Accounts payable and accrued liabilities	28,699	(18,243)	29,513	(19,595)
	(64,639)	(105,177)	(167,501)	(162,149)

CASH FLOWS FROM FINANCING ACTIVITIES
Adjustment to share issue costs	-	-	1,608	-

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties	1,228	(963)	(411,471)	(62,107)
Purchase of fixed assets	(7,642)	-	(7,642)	-
	(6,414)	(963)	(419,113)	(62,107)

Change in cash and cash equivalents	(71,053)	(106,140)	(585,006)	(224,256)

Cash and cash equivalents – Beginning of period	2,553,808	831,255	3,067,761	949,371

Cash and cash equivalents – End of period	$ 2,482,755	$ 725,115	$ 2,482,755	$ 725,115

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended December 31, 2007

1.

NATURE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current mineral exploration activities are in the pre-production stage. Consequently, the Company considers itself to be in the  exploration stage. The recoverability of the Company’s investments in resource properties is dependent upon its ability to obtain necessary financing to complete exploration leading to the discovery of economically recoverable reserves and attaining future profitable commercial production or other sale proceeds.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2007.

3.

SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.

CHANGE IN ACCOUNTING POLICIES

Effective July 1, 2007, the Company adopted certain new accounting standards described below issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to be recognized in net earnings. The Company, during the current reporting period, had no items of gain or loss requiring presentation as “other comprehensive income”.

Accordingly, the Company has presented a combined statement of loss and comprehensive loss and has no balance to present as “accumulated other comprehensive income (loss)” in the shareholders’ equity section of the balance sheet.

(b)

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

Financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. Any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to July 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended December 31, 2007

4.

CHANGE IN ACCOUNTING POLICIES (continued)

(b)

Financial Instruments (continued)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

(i)

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has determined that all of its financial instruments fall under the classifications described in item (i) above.  Accordingly, there are no revaluation gains or losses to be included in “other comprehensive income”.

(c)

Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

5.

MINERAL PROPERTY

Carneirinho Property, Brazil

Balance, June 30, 2007	$ 1,038,920

Assaying	40,828
Camp	183,445
Drilling	276,440
Geology	123,686
Travel	17,754
642,153

Balance, December 31, 2007	$ 1,681,073

See also Note 11.

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended December 31, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Balance – June 30, 2007	38,410,663	$ 14,770,344	$ 1,098,556
Adjustment to share issue costs	-	1,608	-
Balance – December 31, 2007	38,410,663	$ 14,771,952	$ 1,098,556

7.

STOCK OPTIONS

As at December 31, 2007, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

474,000	$ 0.52	September 8, 2008
21,500	0.65	September 12, 2008
100,000	0.33	May 15, 2009
59,000	0.25	July 22, 2009
896,500	0.10	November 9, 2010
1,690,000	0.31	April 20, 2012
10,000	0.37	May 18, 2012

3,251,000

8.

WARRANTS

As at December 31, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

3,353,357	$ 0.25	March 15, 2008
4,762,500	0.40	April 11, 2009
1,250,000	0.40	April 13, 2009

9,365,857	$ 0.35

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended December 31, 2007

9.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common:

	2007	2006

Legal fees	$ 1,500	$ 19,200
Rent	20,735	19,548
Salaries and benefits	37,000	38,672

	$ 59,235	$ 77,420

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to mineral properties, based on the nature of the expenditure.

b)

Included in accounts payable at December 31, 2007 is $nil (June 30, 2007 -  $6,740) due to related parties.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10.      SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of mineral properties.  The Company’s equipment and mineral properties are located in the following geographic areas:

	December 31, 2007	June 30, 2007

Brazil	$ 1,681,073	$ 1,038,920
Canada	13,403	8,680

	$ 1,694,476	$ 1,047,600

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended December 31, 2007

11.      SUBSEQUENT EVENT

On February 4, 2008 the Company announced entering into an option agreement in respect of a 50 per cent interest in 13 claim blocks covering a total of 169 units in the McFauld’s Lake district of northern Ontario.  Pursuant to the agreement, to acquire its interest in the property, the Company is required to:

(a)

Issue to the optionor 400,000 of its common shares upon receipt of all required approvals;

(b)

Incur aggregate exploration expenditures on the property of $3,500,000 over a three year period, including $1,000,000 which is a firm commitment in the first year;

(c)

Make total cash payments to the optionor totaling $400,000 within two years of receiving all required approvals, of which $200,000 is to be paid in the first year, with the provision that any portion of the aggregate of $400,000 may be satisfied, at the option of the optionor, by the issue of common shares of the Company at the deemed price of $0.25 per share.

Lund Gold Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED DECEMBER 31, 2007

Introductory Comment and Overview

Lund Gold Ltd. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “LGD”. The Company is in the business of exploring its Carneirinho mineral project located in north-central Brazil, with the primary aim of developing it to a stage where it can be exploited at a profit. We do not have any producing properties and our current operations are exploratory searches for minerals. During the six months ended December 31, 2007, the Company was primarily engaged in early-stage exploration of the Carneirinho Gold Project.

This MD&A is dated February 26, 2008 and discloses specified information up to that date. Lund Gold is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada.

Throughout this report we refer from time to time to “Lund”, “Lund Gold”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Lund Gold Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to Lund Gold is available for view on SEDAR at www.sedar.com.

Overall Performance

During the six months ended December 31, 2007, we conducted and completed our Phase Two program on the Carneirinho gold project. Results through November 29, 2007 were reported on that date and are summarized in our previous MD&A, issued in respect of the first fiscal quarter.

Subsequent to the end of the period, as described in Note 11 to the December 31, 2007 financial statements, we announced entering into an option agreement with Noront Resources Ltd. in respect of a 50 per cent interest in 13 claim blocks covering a total of 169 units in the McFauld’s Lake district of northern Ontario. Among other matters, we have agreed to a first year commitment of $1,000,000 in exploration expenditures and to the issue of 400,000 shares immediately upon regulatory approval, which was received February 26, 2008.

Results of Operations

Lund’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows portrays a strong financial position and continues to demonstrate Lund’s commitment to vigorous programs of resource project expenditure, which is after all the business we are in as a development stage company. Net of non-cash items, our operations have consumed between approximately $55,000 and $90,000 per quarter over the past two fiscal years. We expect this level to continue over our one- to two-year planning horizon.

Our operating expenses for the six months ended December 31, 2007 were approximately $222,000, up from approximately $161,000 in the preceding year’s first two quarters. The significant variances were increased travel costs and salary costs, consistent with our levels of financing and project expenditures, and in audit costs, arising from a change to accruing audit provisions each fiscal quarter.

Interest earnings increased notably in the current fiscal year related to the investment of greater balances of financing proceeds, while we experienced a foreign exchange loss on our US dollar holdings as that currency declined in value.

The Company's largest cash outflow in the six months ended December 31, 2007 arises from our mineral property expenditures, net of changes in accounts payable, of $411,471. In the previous fiscal year first and second quarters, our mineral project expenditures were a much lower $62,107. The increase in our current fiscal year reflects the Phase Two program on the Carneirinho project described above.

Lund Gold Ltd.

Management Discussion and Analysis

six months ended December 31, 2007

Summary of Quarterly Results

	Three Months Ended December 31, 2007	Three Months Ended September 30, 2007	Three Months Ended June 30, 2007	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006
Total assets	$4,249,261	$4,307,160	$4,166,476	$1,655,415	$1,043,830	$1,060,260	$1,124,412	$1,195,366
Mineral properties	1,681,073	1,660,592	1,038,920	528,867	282,067	191,456	136,569	119,172
Working capital	2,251,548	2,386,517	3,072,242	1,092,097	635,468	813,184	923,885	1,025,616
Shareholders’ equity	3,962,362	4,070,668	4,136,180	1,647,442	944,013	1,031,848	1,088,391	1,171,385
Revenues	nil	nil	Nil	Nil	Nil	nil	nil	nil
Net loss	(108,306)	(67,120)	(571,960)	(61,897)	(87,835)	(56,543)	(82,994)	(66,184)
Loss per share	(0.00)	(0.00)	(0.02)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)

Significant changes in key financial data from 2005 to 2007 can be attributed to our acquisition, financing and active exploration of the Carneirinho Gold Project.

Liquidity

Based on our existing working capital, we expect to maintain adequate liquidity to meet our funding needs anticipated for the balance of the fiscal year currently in progress. This strong working capital position principally reflects the private placement financing in March 2007 which closed in April.

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years. Our exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until we develop cash flow from operations, although such cash flow is well beyond our current planning horizon. There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, our plan is to continue our exploration program at Carneirinho.

Capital Resources

During the six months ended December 31, 2007, the Company drew down on its capital resources which arose principally from the private placement financing completed in April 2007. Significant additional drawdowns are expected in the latter half of the fiscal year, including the commitment to fund a $1,000,000 exploration program at the McFauld’s Lake, Ontario project described in Note 11 to the financial statements, and our potential additional exploration expenditures on the Carneirinho Project during the balance of the 2008 fiscal year.

Based on our existing working capital, the Company does not require additional financing during the current fiscal year. However, to maintain a strong cash position we expect to access the capital markets within the next twelve months.

Related Party Transactions

During the six months ended December 31, 2007, the Company incurred legal fees of $1,500 paid or accrued to a company controlled by a director and officer of the Company. The Company also paid or accrued wages and benefits of $37,000 to its Chief Executive Officer and incurred office rent costs of $20,735 with a company with a number of common directors.

Newly adopted accounting standards

As described in Note 4 to the financial statements, certain new standards established by the CICA came into effect for fiscal years beginning on or after October 1, 2006; these standards are set out in CICA Handbook Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedging”. A further new standard also came into effect for fiscal years beginning on or after January 1, 2007 – CICA Handbook Section 1506 “Accounting Changes”. Lund adopted these new accounting pronouncements for its fiscal year beginning July 1, 2007. For the reasons set out in Note 4 to the financial statements, these new standards have not had any meaningful effect, to date, upon the presentation of the Company’s financial statements.

Lund Gold Ltd.

Management Discussion and Analysis

six months ended December 31, 2007

Other Required Disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

As at June 30, 2007, the Company had incurred acquisition and exploration costs of $1,038,920 with respect to its Carneirinho Property and during the six months ended December 31, 2007, the Company incurred a further $642,153 in exploration costs. The major components of the exploration costs are set out in detail in note 5 to the statements, and include approximately 43 per cent for a drilling program, 29 per cent for camp costs and 19 per cent for geology and related costs.

Operating expenses for the six months ended December 31, 2007 were $222,283, a 38 per cent increase from $161,131 for the six months ended December 31, 2006. The principal increases were in travel costs, salary costs and accounting and audit provisions.

Internal Control over Financial Reporting (ICFR)

Extensive disclosure and discussion on this topic was provided in our MD&A for the year ended June 30, 2007. During the second fiscal quarter there were no changes in Lund’s ICFR which have affected or might reasonably be expected to affect our internal control over financial reporting.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 200,000,000 common shares without par value of which 38,410,663 were outstanding at June 30, 2007 and as of the date hereof.

As at June 30, 2007 and the date hereof, the Company has outstanding warrants entitling the purchase of 3,353,357 shares of the Company at a price of $0.25 per share until March 15, 2008, and for the purchase of 6,012,500 shares of the Company at a price of $0.40 per share until April 11 or 13, 2009, for a total of 9,365,857 warrants.

As at June 30, 2007 and the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
474,000	$0.52	September 8, 2008
21,500	$0.65	September 12, 2008
100,000	$0.33	May 15, 2009
59,000	$0.25	July 22, 2009
896,500	$0.10	November 9, 2010
1,690,000	$0.31	April 20,2012
10,000	$0.37	May 18,2012
3,251,000

Vancouver, British Columbia

***

February 26, 2008

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation estimates of exploration investment and the scope of exploration programs, and estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending December 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

February 27, 2008

“Chet Idziszek”_____

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Ian Brown, Chief Financial Officer of Lund Gold Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended December 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

February 27, 2008

“Ian Brown”

Ian Brown

Chief Financial Officer

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@lund.com

February 28, 2008	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

OPTION AGREEMENT

WITH NORONT RESOURCES LTD. TO ACQUIRE 50%

OF 13 CLAIM BLOCKS IN “RING OF FIRE”

Further to its news release of February 4, 2008, Lund Gold Ltd. (TSX-V: LGD) (“Lund”) is pleased to report that approval has been received from the TSX Venture Exchange pursuant to an option agreement between Lund and Noront Resources Ltd. (“Noront”), a TSX Venture listed company, whereby Lund has been granted the option to acquire a 50% legal and beneficial interest in 13 claim blocks covering a total of 169 units in the ‘Ring of Fire’, McFauld’s Lake, Ontario, near Noront’s nickel copper discovery.

Pursuant to the option agreement, Lund has issued to Noront an aggregate of  400,000 common shares of Lund, which are subject to a four month hold period expiring on June 28, 2008. Lund is required to incur aggregate exploration expenditures on the property of $3.5 million over a three year period.  Upon Lund’s earning its 50% interest in the property, Lund and Noront shall form a joint management committee to further develop the property as a joint venture with Noront continuing to act as the operator.

Chet Idziszek, President of Lund, stated, “Noront’s recent announcement of a second massive sulphide discovery at its Double Eagle project provides further evidence of the potential for numerous ore deposits in the McFauld’s Lake district. According to Noront, preliminary data from an airborne geophysical survey of the ground we have optioned are expected shortly, and will be an important input to our $1,000,000 program this year.”

To find out more about Lund Gold Ltd. (TSX-V: LGD),

visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

___”Chet Idziszek”____

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.